UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   PAYNE, H. ALAN
   19514 OAK TIMBERS


   HUMBLE, TX  77346
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/97
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Investor
   Relations
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                                                                     6,252          I  401(k) Plan
Common Stock                                                                                     3,551          I  ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Incentive Stock Option (right  $17.3750                                                                                07/10/05
to buy)
Incentive Stock Option (right  $23.5000                                                                                07/16/06
to buy)
Incentive Stock Option (right  $25.5000                                                                                06/01/04
to buy)
Non-Qualified Stock Option     $18.8125                                                                                05/13/07
(right to buy)
Non-Qualified Stock Option     $26.3750                                                                                05/11/03
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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Incentive Stock Option (right            Common Stock                   4,000                     4,000         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   4,000                     4,000         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   5,000                     5,000         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   4,000                     4,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)

Explanation of Responses:

-
The ESOP security holdings reflected in Table I are as of December 31, 1996 as the allocation of these securities for the year ended
 December 31, 1997 has not been completed as of the date of this filing but will be provided on an amended Form 5 as soon as the information becomes available.
-
Reporting person's increase in balance of Securities Beneficially Owned in the 401(k) Plan reported in Table I is a result of contributions made during 1997.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez/POA
    For: H. Alan Payne
DATE